

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2015

Ke Yi Cai
Chief Executive Officer
Yanhuang International Development Company, Inc.
1722 Nan Huan Lu, Bin Jiang District,
Hangzhou, Zhejiang Province, China 310052

> **Re: Yanhuang International Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 9, 2015**
> **File No. 333-205947**

Dear Mr. Cai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2015 letter.

General

Business Information of Yanhuang International Development Company, Inc.

Operational Plan, page 16

1. We note your revised disclosure, which states that you "plan to immediately identify and begin preparations to acquire a retail space that can be used as a multi-purpose distribution and retail center." Disclose where you intend to open your first retail space. While we note your disclosure regarding your intent to distribute tea in China, the United States and internationally, clarify where you intend to commence sales in light of your limited resources.

2. We note your response to comment 13; however, your response is insufficient. In this regard, the People's Republic of China has significant regulations on foreign companies operating in China especially in the area of online commerce. Further, we note there are various rules and regulation concerning employment in China. These are only examples as they relate to your intended business operations in China. Please revise to discuss all the regulations that you will be subject to when you are operating in China and elsewhere. As appropriate, please add related risk factors.

Dilution, page 19

3. We reviewed your responses to our comments 17 and 18, and the revisions to your disclosure. Based on our recalculation, it appears that net tangible book value per share and the increase in net tangible book value per share to present stockholders after the offering, assuming 100% of shares sold in the offering, should be $0.004 rather than $0.006. Please revise or advise.

4. It also appears that the amount of immediate dilution from the public offering price absorbed by purchasers assuming 100% of shares sold in the offering should be $0.006 rather than $0.004. Please revise or advise.

5. We note you have not included offering proceeds that will be paid for by the Company in determining dilution. Please tell us your consideration of Staff Accounting Bulletin Topic 5:A in concluding it was appropriate to exclude the offering expenses from your calculations of dilution.

Certain relationships and related transactions, page 26

6. Given your common management and ownership with Hangzhou Yanhuang Tea Company Ltd. please include a description here of your Purchase and Sale agreement as a related party transaction and describe how it is a related party transaction, pursuant to Item 404 of Regulation S-K.

Please contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products